UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31989 / February 8, 2016

In the Matter of

INVESTMENT MANAGERS SERIES TRUST
235 West Galena Street
Milwaukee, WI 53212

RAMIUS TRADING STRATEGIES MF LTD.
RAMIUS TRADING STRATEGIES LLC
599 Lexington Avenue
New York, NY 10022

(File No. 812-14478)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Investment Managers Series Trust, Ramius Trading Strategies MF Ltd. and Ramius Trading
Strategies LLC filed an application on June 3, 2015, and amendments to the application on
September 10, 2015, November 3, 2015, December 18, 2015 and January 8, 2016, requesting an
order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting
applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain
disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On January 11, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 31954). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Investment Managers Series Trust, Ramius Trading Strategies MF Ltd. and Ramius Trading Strategies LLC (File No. 812-14478) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Robert W. Errett
                                        Deputy Secretary